October 15, 2014

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Franklin Wyman

Joel Parker

Christina De Rosa

John Krug

Jeffrey P. Riedler, Assistant Director

Re: JRSIS Health Care Corporation

Registration Statement on Form S-1

Filed March 6, 2014

File No. 333-194359

Ladies and Gentlemen,

JRSIS Health Care Corporation (the “Company” or “JRSIS”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.6 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated October 7, 2014 (the “Comment Letter”), and information and page references to locations within the Amendment where responsive disclosure can be found.

Comment Letter Dated October 7, 2014

Amendment No. 6 to Form S-1, filed on March 6, 2014

Consolidated Statements of Share holders’ Equity, page F -5

1.	As previously requested in comment four in our September 12, 2014 letter, please demonstrate for us how the allocation of net income for 2013 is consistent with the terms of the June 1, 2013 supplemental agreement between Runteng and Junsheng Zhang.

Response:

In response to the Staff’s comments.

According to Supplementary Description Terms for the Articles of Harbin Jiarun Hospital Co., Ltd. (Exhibit 10.6) Chapter II. The retained earnings of Jiarun will be attributed to Junsheng Zhang up to June 30, 2013. During six months ended June 30, 2013, the net income of Jiarun attributed to Junsheng Zhang was $710,480. From July 1, 2013, the profits or losses of Jiarun will be dominated or borne by Runteng and Junsheng Zhang according to the proportion of 70% and 30% respectively, from July 1, 2013 to December 31, 2013, net income attributable to Junsheng Zhang and the Company were $495,215 and $212,235 respectively.

The net income of Runteng, JRSIS Corp. and Elimination entry were all attributable to the Company, for the year ended December 31, 2013 were $(93,850), $(162) and $(1,226) respectively, in total of $(95,238); Net income attributable to Junsheng Zhang and the Company were $922,715 and $399,977 respectively in 2013.

	From January 1, 2013 to June 30,2013 Jiarun	From July 1, 2013 to December 31,2013 Jiarun	Year ended December 31,2013 Runteng	Year ended December 31,2013 JRSIS Corp.	Year ended December 31,2013 Elimination entry	Total
NET INCOME	$710,480	$707,450	$(93,850)	$(162)	$(1,226)	$1,322,692
Net income attributable to non-controlling interests ( JUNSHENG ZHANG )	$710,480	$212,235	$-	$-	$-	$922,715
Net income attributable to the Company (JRSIS)	$-	$495,215	$(93,850)	$(162)	$(1,226)	$399,977

Consolidated Statements of Cashflows, page F-6

2.	You state that the distribution to non-controlling interest of $1,049,077 is composed of the amount appearing on the cash flow statement of “Distribution paid” $916,163 and “Rent offset from non-controlling interest distribution” $132,914. Please further explain to us what the rent offset represents and how it impacts the non-controlling interest and where the lease is discussed in your related party footnote.

Response:

In response to the Staff’s comments. It is revised within the Prospectus Summary on pages 34, F-6, F-14 and 71.

According to rent exemption agreement (Exhibit 10.7 Rent exemption Agreement), the current hospital building is rented from Junsheng Zhang, the owner of Jiarun Hospital. Renting exemption period is from January 1, 2012 to December 31, 2012, while the market price for the rental was RMB840, 000 ($132,914) in 2012. The Company recognized this amount as additional paid in capital and so the actual distribution offset this non cash amount while distributing dividends to non-controlling interest.

Notes to Consolidated Financial Statements

Note 1.Description of Business and Organization, page F-7

3.	Please revise your disclosure to be consistent with the presentation in your consolidated statement of shareholders’ equity, which does not show that Junsheng Zhang raised “Jiarun’s paid in capital to $2,403,736 with non-controlling interest of $1,639,885 and cash of $702,508.” Also, the amounts in the corresponding tabular disclosure and the statement that “according to US GAAP has no literature can be used for reach retained earnings contribute to paid in capital” now appear to be unnecessary, given the accounting treatment reflected in your consolidated statement of shareholders’ equity. Revise your disclosure accordingly in this footnote and throughout the document.

Response:

In response to the Staff’s comments.

We have deleted “On February 28, 2013, Harbin Jiarun Hospital and Runteng Group has held board meeting. The board have agreed Mr. Junsheng Zhang, the owner of Jiarun Hospital to raise Jiarun’s paid in capital to RMB15Million ($2,403,736) with non-controlling interest of RMB10.15Million ($1,639,185) and cash of RMB4.35Million ($702,508) . Before the completion of the joint venture, the accumulated retained earnings of Jiarun Hospital will be dominated by Mr. Junsheng Zhang.” on pages F-7, F-19, F-23 and F-38 within the Prospectus Summary.

We have deleted “On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital raised Jiarun’s paid in capital to $2,403,736 (RMB15 Million) with Non-controlling interest of$1,639,185 (RMB10.15Million) and cash of $702,508 (RMB4.35Million), which has been certified by Heilongjiang Jinyuda Accountants Business Office Co. Ltd; the report number is (2013) A436.” on pages F-7 and F-23 within the Prospectus Summary.

We have deleted “Jiarun credited paid-in-capital for $2,403,736, it consists of Harbin Jiarun Hospital Co., Ltd incorporated in February 2006 with paid in capital of $62,043. On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital raised Jiarun’s paid in capital to $2,341,693 with cash of $702,508 and Non-controlling interest of $1,639,185. Breakdown of received paid-in-capital:” on page F-7 within the Prospectus Summary.

We have deleted “Jiarun credited paid-in-capital for $2,430,736(equivalent to RMB 15,000,000), it consists of Harbin Jiarun Hospital Co., Ltd incorporated in February 2006 with paid in capital of $62,043(equivalent to RMB 500,000). On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital raised Jiarun’s paid in capital $2,341,693 (equivalent to RMB 14,500,000) with cash of $702,508(equivalent to RMB 4,350,000) and non-control interest of $1,639,185 (equivalent to RMB 10,150,000). Breakdown of received paid-in-capital:” on page F-24 within the Prospectus Summary.

We have deleted “

	Jiarun’s Capital paid by
Receiving date	Cash	Equipment	Non-controlling interest	Total

February 20,2006	18,613	43,430	-	62,043
June 3,2013	702,508	-	1,639,185	2,341,693
Total	$721,121	$43,430	$1,639,185	$2,403,736

According to USGAAP has no literature can be used for reach retained earnings contribute to paid in capital. Therefore, JHCC has made adjustment within consolidated financial statements, non-controlling interest of $1,639,185 will not recognized as paid in capital.” on page F-7 and F-24 within the Prospectus Summary.

We have deleted “On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital raised Jiarun’s paid in capital to $2,403,736 (RMB15 Million) with Non-controlling interest of $1,639,185 (RMB10.15Million) and cash of$702,508 (RMB4.35Million), which has been certified by Heilongjiang Jinyuda Accountants Business Office Co. Ltd; the report number is (2013) A436. According to USGAAP has no literature can be used for reach retained earnings contribute to paid in capital. Therefore, JHCC has made adjustment within consolidated financial statements, non-controlling interest of $1,639,185 will not recognized as paid in capital.” on page F-18 and F-37 within the Prospectus Summary.

We have deleted “On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital raised Jiarun’s paid in capital to $2,403,736 (RMB15 Million),” on page F-19 and F-38 within the Prospectus Summary.

“On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital Jiarun’s raised paid in capital to $2,403,736 (RMB15 Million) with Non-controlling interest of$1,639,185 (RMB10.15Million) and cash of$702,508 (RMB4.35Million), which has been certified by Heilongjiang Jinyuda Accountants Business Office Co. Ltd; the report number is (2013) A436.” is revised to “On June 03, 2013, Jiarun Hospital received paid in capital of $702,508 (RMB4.35 Million) in cash from Mr. Junsheng Zhang, which has been certified by Heilongjiang Jinyuda Accountants Business Office Co. Ltd; the report number is (2013) A436. As of June 03, 2013, Jiarun has yet received all the investment amount of Joint venture investment agreement from Junsheng Zhang.” on page F-19 and F-38 within the Prospectus Summary.

We have deleted “Jiarun credited paid-in-capital for $2,403,736, it consists of Harbin Jiarun Hospital Co., Ltd incorporated in February 2006 with paid in capital of $62,043. On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital raised Jiarun’s paid in capital to $2,341,693 with cash of $702,508 and Non-controlling interest of $1,639,185. According to USGAAP has no literature can be used for reach retained earnings contribute to paid in capital. Therefore, JHCC has made adjustment within consolidated financial statements, non-controlling interest of $1,639,185 will not recognized as paid in capital.” on page F-19 and F-38 within the Prospectus Summary.

4.	On pages F-8, you refer to “comprehensive income attributable to the parent and NCI.” Please revise this terminology to refer to shareholders’ equity, consistent with the accounting treatment reflected in your consolidated statement of shareholders’ equity. Also, revise corresponding disclosure in Note 2X to your consolidated financial statements for year ended December 31, 2013 and Notes 1 and 2X to your consolidated financial statements for the six months ended June 30, 2014.

Response:

In response to the Staff’s comments. The terminology “our parent and NCIs” and “the parent and NCIs” has been revised as “shareholders’ equity and NCIs”. It is revised within the Prospectus Summary on pages F-8, F-19, F-26 and F-39.

Securities and Exchange Commission

October 15, 2014

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Jun Sheng Zhang
Jun Sheng Zhang
President